Mail Stop 3561

            August 22, 2005

Mr. Francis P. Jenkins
Chief Executive Officer
Royster-Clark, Inc.
1251 Avenue of the Americas, Suite 900
New York, New York 10020

 Re: Royster-Clark, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2004
    Form 10-Q for Fiscal Quarter Ended March 31, 2005
    Filed March 30, 2005 and May 13, 2005
       File No. 333-81235

Dear Mr. Jenkins:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        George F. Ohsiek, Jr.
        Branch Chief
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